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                                                                    EXHIBIT 99.1

PRESS RELEASE

SIFY reports US GAAP results for the Quarter ended 31st March 2004

SIFY ACHIEVES Q4 NET PROFIT OF $0.54 MILLION, ADJUSTED EBITDA OF $2.75 MILLION

FULL YEAR ADJUSTED EBITDA OF $1.94 MILLION, NET LOSS OF $8.5 MILLION

CHENNAI, INDIA, 19TH APRIL 2004: Sify Limited (Nasdaq National Market: SIFY), India's premier Internet, network and e-Commerce Services Company, announced today its consolidated US GAAP results for the fourth quarter and fiscal year ended March 31st 2004.

PERFORMANCE HIGHLIGHTS:

- Sify's sales revenue during the quarter of $ 19.01 million was 16% higher than the immediately preceding quarter, and 36% higher than the same quarter last year.

- For the full year, Sify reported revenues of $64.5 million, 40% higher than the previous year.

- Sify registered a cash profit (in adjusted EBITDA terms) of $ 2.75 million during the quarter compared to $1.02 million in the immediately preceeding quarter, and cash profits of $0.32 million for the same quarter last year.

- For the full year, cash profit was $ 1.94 million compared to a cash loss of $ 11.11 million for the previous year. See below for a reconciliation of Adjusted EBITDA to our GAAP operating results.

- Net profit during the quarter was $ 0.54 million. Net profit includes a one-time gain of $ 1.45 million on the sale of shares of Wisden CricInfo.

- For the full year, Sify reported a net loss of $8.55 million, compared to a net loss of $30.62 million for the previous year, a reduction of 72% over the previous year.

- The company generated $0.71 million in cash from operations during the quarter, after capital expenditure of $ 2.63 million.

- Cash burn for the full year was $ 2.5 million, after capital expenditure of $8.38 million.

- Sify ended the quarter with a cash balance of $ 33 million and is debt free.

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MR. R RAMARAJ, MANAGING DIRECTOR AND CEO, said, "I am pleased to report that our consistent growth across businesses has enabled us to achieve a 40% growth in revenues over the previous year, with cash profits for the full year, and net profits for the last quarter. This was possible due to the support of all our customers, both corporate and retail, and the unstinting efforts of everyone at Sify. The company is now well poised to build on this performance in the coming year".

MR. GEORGE ZACHARIAS, PRESIDENT & COO, SAID, "Sify's turnaround continues with strong revenue growth, cash profits and clear leadership in our key business in India. Our endeavor will be to continue the growth of our Indian business, while expanding overseas to provide Remote IT Services".

SUMMARIZED RESULTS:
(In $ million, all translated at $1 = Rs 43.40)

                                                                                                             Quarter
                                                  Quarter ended                Year ended                     ended
                                                      31 Mar                     31 Mar                      31 Dec
Description                                           2004          2003          2004          2003          2003
                                                  ------------------------------------------------------------------
Corporate services                                    10.16          6.99         32.16         23.40          8.05
Retail Internet access                                 7.47          4.77         25.08         15.54          6.38
Interactive services                                   0.48          0.89          1.94          3.80          0.40
Others                                                 0.90          1.33          5.37          3.21          1.55
Sales revenue                                         19.01         13.97         64.54         45.96         16.38

Adjusted EBITDA *                                      2.75          0.32          1.94        (11.11)         1.02

Depreciation & amortization                           (3.19)        (3.09)       (13.19)       (13.94)        (3.22)
Impairment of goodwill/assets                          0.00         (1.00)         0.00         (6.03)         0.00
Depreciation/impairment in affiliates                 (0.64)        (0.28)        (1.56)        (0.71)        (0.50)
Profit on business sold/discontinued                   1.45          0.53          3.20          0.52          0.00
Net interest                                           0.16          0.35          1.06          0.71          0.35
Tax                                                    0.00         (0.21)         0.00         (0.07)         0.00

Net income/(loss)                                      0.54         (3.38)        (8.55)       (30.62)        (2.36)

Adjusted EBITDA*/(loss) $/Share                        0.08          0.01          0.06         (0.43)         0.03
Net income/(loss) $/Share                              0.02         (0.10)        (0.25)        (1.18)        (0.07)

- Adjusted EBITDA represents net income (loss) before interest, income tax, depreciation and amortization, impairment of intangible assets, and results involving discontinued operations or non-operating assets. Please see "Non-GAAP Financial Information" below.

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SIFY'S CORE COMPETENCE RESULTS IN NEW PRODUCTS AND SERVICES:

Some of the products and services developed, launched or enhanced over the year, all aimed at fulfilling Sify's promise of `Making the Internet work for you' were:

- Forum, Sify's supply chain solution, is integrating manufacturers' distribution chains with their corporate ERP on a cost-effective internet-based platform. This enables a smooth flow of information between the company and the supply chain, increasing efficiencies and reducing costs.

- Sify's subsidiary Safescrypt developed SafeExim for the Exporter-Importer community for secure electronic transactions with the Directorate General of Foreign Trade, Government of India, using Digital Signature Certificates. This allows exporters / importers to take advantage of incentives being offered by the DGFT for transacting securely using SafeExim.

- In corporate connectivity, Sify's international MPLS VPN's are redefining the way companies are linked globally in terms of quality of user experience, flexibility, security and affordability.

- An increasing number of companies in the country are now using Sify's converged IP VPN services including data, voice and video conferencing for cost effective communications and management of far flung offices.

- Video Conferencing at the I way cyber cafes enables video conferencing across cities easy and cost effective

- Sify Hosting's Fort Knox, an SLA (Service Level Agreement) based Security Services package to protect servers is rapidly finding acceptance amongst corporates. It is a form of reassurance that is cost effective, managed by experts and enables the highest level of security.

- Sify Hosting is also the first hosting service in the country to launch Infrastructure Data Management Services for the building and management of data centers. Companies that find that they have to build their own data centers due business imperatives now have the expertise of Sify Hosting for construction and management. This makes it easier, more cost effective and ensures the company does not need the specialized skill sets or hire personnel for this function.

- Sify's Access Media developed Sify Gold, a dial up connection with a service that enables users to download large files on request on to Sify servers when they are off line, saving them time and money in terms of phone charges.

Every one of them is centred on customer delight, whether it is corporates or consumers, based on the quality of service and user experience.

CORPORATE SERVICES:

Sify's Corporate Services contributed 53% of revenues during the quarter. Key wins in IP VPN services include Alliance Bajaj, Century Rayon and Pacific Internet. Converged IP VPN services, including video conferencing, was also launched during the quarter, with initial orders received from Bombay Cooperative Bank, DCM Shriram and Cincom Systems. The first International MPLS VPN services was implemented for Whirlpool.

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The application services division acquired new customers including EAN European
Articles Number (EAN), Department of Sales Tax, Government of India, New Delhi, Reserve Bank of India, and Bisleri mineral water. A major customer win in the Security services was Hyundai Motor India.

The hosting division acquired a number of new customers during the quarter including ABN Amro, Anchor Daewoo, Pidilite Industries, Sony Entertainment, Directorate of Income tax (Systems) and Level Up Games- the first gaming company to launch its services in India. This division has become the first commercial data center in India to be certified for BS7799 standards. Infrastructure Data Management Services was commenced during this quarter with the first consultancy order received from HPCL for building their data centre in Hyderabad.

Sify's subsidiary Safescrypt developed a new product - SafeExim for the Exporter-Importer community in India to enable secure electronic transactions with the Directorate General of Foreign Trade, Government of India, using Digital Signature Certificates. Usage of SafeExim entitles the Exporter-Importer for a 50% discount on the license fees payable. Key customer wins for Safescrypt include ABN Amro Bank (for sending digitally signed and encrypted e-statements to customers), Citibank and Saint Gobain (for securing e-mail messages).

Forum, Sify's supply chain solution, has strengthened its engagement with the Indian FMCG industry by integrating manufacturers' distribution chains with their corporate ERP on a cost-effective internet-based platform. Key implementations include GlaxoSmithKline Consumer Healthcare ITC's Greeting Cards Business. Forum now has installations at over 130 towns and has established a network of Authorized Sales & Service Partners covering about 40 towns, giving access to most key trading markets in the country.

RETAIL INTERNET ACCESS:

This segment accounted for 39% of Sify's revenue across:

Internet access at home through dial up/broadband etc     15%
Internet access at "iWay" cybercafes                      19%
Other value added services                                 5%

Sify's iWay cyber cafes increased in number to around 1,725 with the service being extended to 63 cities. There are more than 12,000 PC's in use in all these iWays. A significant achievement was the conduct of online examinations for bank officers from iWays for the Indian Institute of Banking in the last quarter. Over 38,000 officers took the examination from iWays in 25 cities.

Subscribers to Sify's broadband Internet access to homes increased to more than 23,000 and the service was expanded to 15 cities. Usage revenues from this segment increased by around 50% compared to the previous quarter.

INTERACTIVE SERVICES:

During the quarter, a number of new initiatives for users were launched including downloadable ring tones, images and logos for mobile phones, Weblogs (Blogs) with free personal home pages, 10 MB space and the facility to upload images, and Sify Legal- one of the most comprehensive

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paid reference services for practitioners of Indian Corporate Law, with indexed search facilities. In addition, Sify Food was relaunched with over 10,000 recipes with images and an advanced parametric search feature.

New advertisers include Life Insurance Corporation of India, Jet Airways, Cadburys and Punjab National bank. This service accounted for 2.5% of Sify's revenue for the quarter.

ELEARNING SERVICES:

Sify's eLearning division is an end-to-end eLearning solutions provider focused on Custom Content Development and Learning Management Systems implementation for global clients. Key customer wins by this division include Allianz, Bank of America, General Electric, Hyperion, Microsoft, I-flex Solutions and ING Vysya.

ABOUT SIFY:

Sify is among the largest Internet, network and e-Commerce services companies in India, offering end-to-end solutions with a comprehensive range of products delivered over a common Internet backbone infrastructure. This Internet backbone reaches 63 cities in India. A significant part of the company's revenue is derived from Corporate Services, which include corporate connectivity, network and communications solutions, security, network management services and hosting. A host of blue chip customers use Sify's corporate service offerings. Consumer services include broadband home access, dial up connectivity and the iWay cyber cafe chain across 63 cities. The company's network services, data center operations and customer relationship management are accredited ISO 9001:2000.

For more information about Sify, visit www.sifycorp.com.

NON-GAAP FINANCIAL INFORMATION

Our presentation of financial information above includes a presentation of Adjusted EBITDA. Adjusted EBITDA is neither an Indian GAAP measure nor a U.S. GAAP measure and should not be considered in isolation or as an alternative to net income as an indicator of operating performance or as an alternative to cash flow as a measure of liquidity. Our presentation above also includes a reconciliation of Adjusted EBITDA to net income/(loss), which we believe to be the most comparable financial measure under U.S. GAAP. Adjusted EBITDA is presented because it is a basis upon which our management assesses our financial performance and because we believe some investors find it to be a useful tool for measuring a company's ability to fund operating obligations and capital expenditures. Investors evaluating our financial performance or analyzing our discounted cash flows based on Adjusted EBITDA should consider financing activities and non-recurring charges that are not included in the calculation. Our calculation includes significant charges recorded to reflect the impairment of goodwill, which are not included in the calculation of EBITDA under the SEC's rules applicable to periodic reports. Also, for purposes of the fiscal year ended March 31,2004, Adjusted EBITDA excludes the gain recognized on the sale of land we previously held for development ($1.75 million) and the gain realized on the sale of our stake in Wisden Cricinfo ($1.45 million). While EBITDA or derivations thereof are frequently reported by many companies as a supplemental measure of

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operations, it is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the method of calculation.

FORWARD LOOKING STATEMENTS:

This press release contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Sify undertakes no duty to update any forward-looking statements.

For a discussion of the risks associated with Sify's business, please see the discussion under the caption "Risks Related to Our Business" in the company's report on Form 6-K for the quarter ended December 31, 2003 which has been filed with the United States Securities and Exchange Commission and is available by accessing the database maintained by the SEC at www.sec.gov.

FOR FURTHER INFORMATION PLEASE CONTACT:

Mr. David Appasamy
Chief Communications Officer
Sify Limited
Phone: 91-44-2254 0770 Extension: 2013
Email: david_appasamy@sifycorp.com
Corporate Website: www.sifycorp.com